UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated June 19, 2015

Commission File Number: 1-15018

Fibria Celulose S.A.

Fidêncio Ramos, 302 – 3rd and (part of) 4th floors

Edifício Vila Olímpia, Torre B, Bairro Vila Olímpia

04551-010, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒             Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

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(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐             No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐            No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FIBRIA CELULOSE S.A.

CNPJ/MF n.º 60.643.228/0001-21

NIRE 35.300.022.807

(a publicly held company)

MINUTES OF THE EXTRAORDINARY BOARD OF DIRECTORS MEETING

HELD ON JUNE 18, 2015

Date, time and place: Held on June 18, 2015, at 05:00 p.m., by videoconference centralized at Rua Fidêncio Ramos, 302, 3rd floor, Tower B, Building Vila Olímpia Corporate, Vila Olímpia, in the City of São Paulo, State of São Paulo

Call notice: Call notice was waived, due to the attendance of all members of the Board of Directors, pursuant the item 6 of its Internal Rules.

Attendance: Present the totality active members of the Company’s Board of Directors: Messrs. José Luciano Duarte Penido (Chairman of the Board of Directors); Alexandre Gonçalves Silva; Carlos Augusto Lira Aguiar; Eduardo Rath Fingerl; João Carvalho de Miranda; João Henrique Batista de Souza Schmidt; Julio Cesar Maciel Ramundo; Marcos Barbosa Pinto; and Raul Calfat.

Meeting Board:                               Mr. José Luciano Duarte Penido — Chairman.

Mrs. Claudia Elisete Rockenbach Leal — Secretary.

Agenda: In accordance with the terms of the article 17, XVIII of the Company’s Bylaws and with the Clause 4.2.4 of the Company’s Policy of Authorities, approve the execution, by the Company, of the Affreightment Agreement of Vessels, owned or operated by Saga Welco AS, a company headquartered in Tenvikveien 373-375, NO-3163 Nøtterøy, in Norway (“Saga Welco”), to the transportation of bleached eucalyptus pulp of the Company and/or its controlled companies, which could include, at the Company’s criteria, part of the pulp produced by Horizonte 2 Project, for an initial period of 5 (five) years and 6 (six) months, beginning on July 1st, 2016 and ending on December 31, 2021 and may be extended for 5 years.

Resolutions:  After discussion and analysis of the matter included on the agenda, the following resolution was passed without reservations and/or qualifications, by the unanimous vote of the Directors:

(i) Approve, in accordance with the recommendation of the Executive Board of Officers, the execution, by the Company, of the Affreightment Agreement of Vessels, owned or operated by Saga Welco, to the transportation of bleached eucalyptus pulp of the Company and/or its controlled companies, which could include, at the Company’s criteria, part of the pulp produced by Horizonte 2 Project, for an initial period of 5 (five) years and 6 (six) months, beginning on July 1st, 2016 and ending on December 31, 2021 and may be extended for 5 years. The estimated amount related to the period of this agreement is USD 750,000,000.00 (seven hundred and fifty million U.S dollars).

Closing: There being nothing else to address, the meeting was closed and these minutes were drawn, read, found to be accurate, approved and signed by all the members of the Board. Attendance: José Luciano Duarte Penido (Chairman of the Board of Directors); Alexandre Gonçalves Silva; Carlos Augusto Lira Aguiar; Eduardo Rath Fingerl; João Carvalho de Miranda; João Henrique Batista de Souza Schmidt, Julio Cesar Maciel Ramundo; Marcos Barbosa Pinto; Raul Calfat; and Claudia Elisete Rockenbach Leal — Secretary.

I hereby certify that the present minutes are a true copy of the original which is filed at the Company’s headquarters.

São Paulo, June 18, 2015.

Signatures:

José Luciano Duarte Penido Chairman	Claudia Elisete Rockenbach Leal Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 19, 2015

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO